Suite 700, 10150 - 100 Street, Edmonton, Alberta, T5J 0P6
Phone: 780-409-8144   Fax: 780-409-8146

April 7, 2014	SENT VIA EMAIL: Mr. John Cannarella CannarellaJ@SEC.GOV

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549 U.S.A.

Attention:  Ms. Anne Nguyen Parker, Legal Branch Chief

RE:           Deep Well Oil & Gas, Inc. – File No. 000-24012

In response to the U.S. Securities & Exchange Commission (“SEC”) Staff Comment Letter, dated April 1, 2014, we received by email from Mr. John Cannarella, the following are our responses regarding our Form 10-K for the fiscal year ended September 30, 2013 and filed with the SEC on January 14, 2014.

Response to SEC Comment #1.

As per Item 1208 (b) of Regulation S-K, our undeveloped oil sands acreage as of December 31, 2013, covers 43,015 gross acres (33,463 net acres) on 68 sections of land under 9 oil sands leases. Until we extend the leases “into perpetuity” based on the Alberta governmental regulations, the lease expiration dates of our 9 oil sands leases are as follows:

1)	32 sections of land under 5 oil sands leases are set to expire on July 10, 2018;

2)	31 sections of land under 3 oil sands leases are set to expire on August 19, 2019; and

3)
5 sections of land under 1 oil sands lease are set expire on April 9, 2024. We have already met the governmental requirements for this lease and will be applying to continue this lease into perpetuity.

As stated in our financial statements and under oil and gas properties on Form 10-K for the year ended September 30, 2014 regarding our oil sands lease obligations, we have drilled ten wells that will meet part of the governmental requirements for some of our leases. In addition to the 10 wells we drilled, we have identified 2 other wells drilled by third parties on some of our leases which may be included in the satisfaction of the governmental requirements. We have also acquired and processed 25 miles of seismic on the leases, which can be counted toward the governmental requirements.

Response to SEC Comment #2.

We do not have any proven reserves to date on any of our properties and it is our understanding that Item 1202 of Regulation S-K only requires the disclosure of proven reserves.

Deep Well Oil & Gas, Inc. - SEC letter dated April 1, 2014	1

Response to SEC Comment #3.

As reported in our Form 10-K for the year ended September 30, 2013, we expect that our operating expenses will increase over the next 12 months as a result of increased operating expenses anticipated from the production phase of our joint participation in the Steam Assisted Gravity Drainage Project (the “SAGD Project”) we entered into on July 30, 2013.

At the time of our Form 10-K for the year ended September 30, 2013, our main development objective was to proceed with the SAGD Project to demonstrate the production capability of our reservoir. In connection with the SAGD Project we also entered into a Farmout Agreement dated July 30, 2013, whereby the Farmee has agreed to provide up to $40 million U.S. in funding for their portion and our portion of the costs for the SAGD Project. The Farmee has already paid over $12 million Canadian for the initial costs to drill the SAGD well pair, the purchase and transportation of equipment, including installation and construction of the steam facility for the joint SAGD Project.  The SAGD Project is well underway, with the drilling of the SAGD well pair completed and construction of the steam facility nearing completion. Our total share of the material costs and initial operating expenses over the next 12 months of the SAGD Project will be funded in accordance with this Farmout Agreement, at a net cost to us of $Nil. Once the SAGD Project well is on production (which we anticipate to be in July or August of 2014) then we will be responsible for our portion of the production operating expenses up to our portion of the revenue generated by that production. Until production revenues start the Farmee is responsible for our entire field operating expenses. At this time we still do not know what our future production operating expenses will be for the SAGD Project, but since our field operating expenses are presently $Nil they would obviously be more than the present situation, which is why we disclosed the risk about our operating expenses increasing over the next 12 months. By the time we will be reporting for the year ending September 30, 2014 we anticipate that we will have actual production operating expenses to report. However, our capital costs will still be paid by the Farmee.

In closing, Deep Well Oil & Gas, Inc. (the “Company”) acknowledges and submits to the SEC that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at 780-409-8144.

Respectfully yours,

DEEP WELL OIL & GAS, INC.

/s/ Curtis Sparrow
Mr. Curtis Sparrow, P.Eng., MBA
Chief Financial Officer

CJS/mjg

Deep Well Oil & Gas, Inc. - SEC letter dated April 1, 2014	2